CTI INDUSTRIES CORPORATION
22160 N. Pepper Road
Barrington, Illinois 60010
Tel: 847-382-1000/Fax: 847-382-1219

August 28, 2006

Mr. Rufus Decker
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549-7010

RE:	Form 10-K for the Fiscal Year ended December 31, 2005
Form 10-Q for the Fiscal Quarter ended March 31, 2006
File No. 0-23115

Dear Mr. Decker:

This letter is provided in response to your letter to CTI Industries Corporation (“Registrant”) dated August 16, 2006 (“Second Comment Letter”). The responses are keyed to and organized by, the comments set forth in your letter.

Form 10-K for the year ended December 31, 2005

Financial Statements

Consolidated Statements of Cash Flows, page F-6

1.	We have received your response to comment 4. Please amend your statements of cash flows based on the restated amounts that you presented on Schedule D.

Response: We will file an amended Report on Form 10-K for the year ended December 31, 2005 incorporating restating items in accordance with your letter of August 16, 2006 and July 28, 2006. We are presently preparing the amended Report on Form 10-K and will file the Report incorporating restated financial information as soon as practicable and as soon as we receive updated auditor consents.

Form 10-Q for the quarter ended March 31, 2006

2.	Please address the comments above in your interim filings as well.

Response: On August 22, we filed an Amended Report on Form 10-Q for the quarter ended March 31, 2006 which restated the Consolidated Statement of Cash Flows for the period in accordance with your comments.

Sincerely,

Stephen M. Merrick

Executive Vice President and
Chief Financial Officer